UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Check-Cap Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 48.00

(Title of Class of Securities)

M2361E179

(CUSIP Number)

EQUITYLINE ALTERNATE ASSETS GP INC.

550 Highway 7 East, 338

Richmond Hill, Ontario L4B 3Z4

Kenneth Mantel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2361E179

1	NAME OF REPORTING PERSON

EquityLine Alternate Assets GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		762,724
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

762,724
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

762,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. M2361E179

1	NAME OF REPORTING PERSON

Sergiy Shchavyelyev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		762,724
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

762,724
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

762,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. M2361E179

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, par value NIS 48.00 (the “Shares”), of Check-Cap Ltd., an Israeli corporation (the “Issuer”). The Issuer’s principal executive offices are located at Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090 Mount Carmel, Israel.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	EquityLine Alternate Assets GP Inc. (“EquityLine Alternate”), a corporation incorporated under the laws of the Province of Ontario, Canada, with respect to the Shares beneficially owned by it; and
(ii)	Sergiy Shchavyelyev, as the sole director of EquityLine Alternate.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of EquityLine Alternate and Mr. Shchavyelyev is 550 Highway 7 East, 338, Richmond Hill, Ontario L4B 3Z4.

(c)       The principal business of EquityLine Alternate is investing in securities. The principal occupation of Mr. Shchavyelyev is serving as the Chief Executive Officer and Founder of the EquityLine Group of Companies.

(d)       No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       EquityLine Alternate is organized under the laws of the Province of Ontario, Canada. Mr. Shchavyelyev is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

EquityLine Alternate acquired the sole authority to vote or dispose of, or cause or direct the voting or disposition of, the Shares beneficially owned by EquityLine Alternate pursuant to the terms of the Coordination Agreement (as defined below). The material terms of the Coordination Agreement are described in Item 6 below.

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CUSIP No. M2361E179

Item 4.	Purpose of Transaction.

The Reporting Persons believe that the Shares are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have become increasingly concerned about the state of the affairs of the Issuer, including as a result of what seems to be a chaotic turnover in leadership, the announcement that the Issuer’s Independent Registered Public Accounting firm’s resigned due to certain control issues, the Issuer’s alarming cash-burn rate, and the Issuer’s recent announcement of its entry into a business combination agreement, dated as of March 25, 2024 (the “Merger Agreement”), with Nobul AI Corp. (“Nobul”), effectively providing for the sale of control of the Issuer. The Reporting Persons are troubled by terms of the Merger Agreement, including the large potential payout to Nobul if the Issuer’s shareholders do not approve the Merger Agreement and related transactions, and the process for the Issuer’s negotiation and entry into the Merger Agreement, considering, among other things, that Nobul appears to be a portfolio company of Symetryx Corporation (“Symetryx”), a Canadian venture company that is a significant shareholder of the Issuer, and ran a successful campaign resulting in the replacement of the entire Board of Directors of the Issuer (the “Board”) in December 2023.

The Reporting Persons are continuing to review the terms of the Merger Agreement and circumstances surrounding its negotiation and execution, and they intend to explore all potential actions they deem necessary to protect shareholder value at the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 5,850,687 Shares outstanding as of March 24, 2024, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on March 28, 2024.

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CUSIP No. M2361E179

As of the date hereof, EquityLine Alternate beneficially owned 762,724 Shares, constituting approximately 13.0% of the Shares outstanding. Mr. Shchavyelyev, as the sole director of EquityLine Alternate and the sole owner of Velev Capital GP Inc., the controlling shareholder of EquityLine Alternate, may be deemed to beneficially own the 762,724 Shares owned by EquityLine Alternate, constituting approximately 13.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of EquityLine Alternate and Mr. Shchavyelyev may be deemed to share the power to vote and dispose of the Shares held by EquityLine Alternate.

(c)       No Reporting Person has entered into any transactions in the securities of the Issuer during the past 60 days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 1, 2024, EquityLine Alternate entered into a coordination agreement (the “Coordination Agreement”) with certain shareholders of the Issuer set forth on the signature pages thereto (collectively, the “Investors” and each individually, an “Investor”), pursuant to which each Investor granted EquityLine Alternate the sole authority to vote or dispose of, or cause or direct the voting or disposition of, the Shares owned by such Investor (the “Subject Shares”) for the duration of the Coordination Agreement. Pursuant to the Coordination Agreement, EquityLine Alternate and each of the Investors agreed, among other things, that EquityLine Alternate is authorized to take any and all action that may be necessary or desirable to manage the Subject Shares or otherwise exercise the rights of the holders of the Subject Shares, and that the Investors are subject to certain restrictions regarding transactions in the Shares. Additionally, in connection with the Coordination Agreement, each of the Investors executed a proxy, in the form attached as Exhibit A to the Coordination Agreement, appointing EquityLine Alternate as the sole and exclusive attorney-in-fact and proxy of such Investor with full power to vote and dispose of the Subject Shares to the full extent of such Investor’s rights with respect to the Subject Shares.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Coordination Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On April 1, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Coordination Agreement, dated April 1, 2024.
99.2	Joint Filing Agreement, dated April 1, 2024.

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CUSIP No. M2361E179

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2024

EquityLine Alternate Assets GP Inc.

By:	/s/ Sergiy Shchavyelyev
	Name:	Sergiy Shchavyelyev
	Title:	Sole Director

/s/ Sergiy Shchavyelyev
Sergiy Shchavyelyev

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